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STUDIO LEGALE
WHITE & CASE
VARRENTI E ASSOCIATI

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April 22, 2004

File Number 82-5126

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Cassa di Risparmio di Firenze S.p.A. – File Number 82-5126

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Cassa di Risparmio di Firenze S.p.A. (the "Company") and hereby transmit to you the following documentation and information required to be submitted pursuant to the Rule.

A. English versions of the following press releases:

1. Calendar of Main Company Events – 2004, dated January 27, 2004;
2. The Board of Directors Ratifies the Share Capital Increase Proposal Reserved for *Fondazione Cassa di Risparmio della Spezia*, dated February 9, 2004;
3. Board of Directors' approval of the Company's draft financial statement and the consolidated 2003 financial statement, dated March 22, 2004;
4. Convocation Notice of the Ordinary and Extraordinary Annual Shareholders Meeting, issued March 22, 2004;
5. 2004 Annual General Meeting, Notice of Change of Date, issued March 24, 2004; and
6. 2003 Results Presented to the Market, dated March 31, 2004.

B. English summary of:

1. The documents deposited with the Company and the Italian Stock Exchange in connection with the Annual Shareholders' Meeting described in A.4 above; and

dlw 5/5

2. Communication to the Italian Stock Exchange regarding the sale of shares of the Company by *Mr.Carlo Sacchi*, dated April 9, 2004.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Best regards,

James A. Gerard

JAG:jag

cc: Marco Falleri
Cassa di Risparmio di Firenze, S.p.A.

File Number 82-5126
Attachment: A1

BANCA CR FIRENZE

Press release

COMPANY'S 2004 MAIN EVENTS

In accordance with the Borsa Italiana Spa regulation, listed hereunder are the dates of the company's main events scheduled in 2004.

Event	Date
Board of Directors - 2003 Annual Report	22 March
Annual General Meeting - 2003 Annual Report	27 April
Board of Directors - Consolidated Report as at 30 March	10 May
Board of Directors - Interim Consolidated Report	13 September
Board of Directors - Consolidated Report as at 30 September	8 November

As in the past, the company will not draft the reports for the second and fourth quarter. Consequently, the Interim report and the Annual report draft will be released to the public within the seventy-fifth and ninetieth day from the end of each semester.

27 January 2004

Contacts: Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

File Number 82-5126
Attachment: A2

BANCA CR FIRENZE

Press release

THE BoD RATIFIES THE SHARE CAPITAL INCREASE PROPOSAL RESERVED FOR FONDAZIONE CASSA DI RISPARMIO DELLA SPEZIA

The Board of Directors, chaired by Aureliano Benedetti, has ratified today the share capital increase proposal reserved for the Fondazione Cassa di Risparmio della Spezia, thus implementing the terms of the agreement signed on July 16th, 2003 which brought Banca CR Firenze to possess a 68.09% stake in Cassa di Risparmio della Spezia.

The agreements called for the aforesaid Fondazione to reinvest 80 million Euro, part of the gain from the sale of its shares stake in the Cassa di Risparmio della Spezia bank, in common shares of Banca CR Firenze at a mean price based on the official quotations of the last 60 days period and increased by a 25%. The price has thus been set at € 1,79105 and the issue of 44,666,603 new shares will follow at the nominal value of € 0,57 per share, equivalent to a post increase of 3.94% of the company's capital.

After the necessary approval by the Assembly of Shareholders, the company's capital will reach a number of 1,132,651,728 shares at a counter-value of € 645,611,484.96.

Florence, February 9th, 2004

Contacts: Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it
www.carifirenze.it/investor

File Number 82-5126
Attachment: A3

BANCA CR FIRENZE

Press release

CONSOLIDATED NET INCOME € 95.5 MILLION (+15.6%)

DIVIDEND CONFIRMED € 0.052 PER SHARE

The Board of Directors of Banca CR Firenze SpA, chaired by Aureliano Benedetti, has approved today the draft of the company's financial statement and the consolidated 2003 financial statement, presented by the Chief Executive Officer Lino Moscatelli.

The Board has decided to propose to the Shareholders a **dividend of 0.052 Euros per share**, the same as last year. The dividend is based on the **parent company's net income** of **90.5 million Euros**. The drafts of the 2003 financial statement of Banca CR Firenze, the consolidated financial statement, and the dividend distribution proposal will be submitted to the approval of the Shareholders who will meet on April 26, 2004. The proposed **payment date** is **May 27th, 2004** (coupon detachment on May 24th, 2004).

The Group's 2003 business has continued to expand through its multiple activities, coherent with the targets set out in the budget and in the Business Plan, and focused on its research for an evermore efficient organization structure. These efforts have contributed to the attainment of significant results, both in terms of profitability, increased overall deposits and investment of funds, while pursuing the best and most efficient allotment of risk capital.

In comparison to the 2002 financial statement, **the net interest income** totaled 612.2 million Euros (+4% increase) and the **total income** totaled **1,009.5 million** Euros (+2.8% increase or **+5.7%** if we adjust 2002 profit/loss account for the extraordinary Eptaconsors dividend which was recorded in Banca CR Firenze accounting books in November 2002 and, as a result of this operation, the aggregated "income of the companies consolidated at equity and dividends from shareholdings" has accounted for the reduction from 60.2 to 24.3 million Euros). This result has been supported by the good profitability of the shareholdings, consolidated with the equity method, which have profited 15 million Euros, consistent with 2002 results. The figure for "**net commissions and other revenues**" gained a **7.3%** and totaled 347.3 Euros.

Contacts: Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

Net commissions by themselves obtained a **+7.9%** (248.4 million Euros). The profits on **financial transactions**[1] totaled 25.7 million Euros.

While continuing the expansion of the business activities in the course of 2003, efforts to improve the Group's cost containment were not spared and **total costs increased a limited 2.6%** with the figure at 676 million Euros, which is **better than the Business Plan target.** In detail, the administrative expenses increased by 3.5% totaling 614.7 million Euros while the **adjustments to tangible and intangible fixed assets** decreased by 61.3 million Euros (-6.1%).

Operating income accounted for 333.5 million Euros. a 3.2% increase over the previous year. The increase **tops 12.8%** if we exclude for the year 2002 the effect of the extraordinary Eptaconsors dividend.

Provisions and net **adjustments** on loans (106.8 million Euros) were **10% higher** than the 2002 figures. Customer loans continued to be of high quality with a 1.13% ratio between **net non-performing/net loans** (1.06% in 2002) and a **recovery percentage of 53.5%.** The ratio between **gross non-performing/gross loans** is 2.40% (2.28% in 2002). Bearing into consideration the provisions for loans losses (line 90 on profit-loss account), the **recovery capacity** for non-performing loans as of 31.12.2003 **reaches 61.6%.**

Income from ordinary operations totaled 200.5 million Euros, a slight 2.2% drop. It is basically determined by the amortizations of the positive consolidation differences and by the net shareholder equity. Therefore, it is to be considered as the result of investments in the scope of Group strengthening and innovation. If, however, one deletes the extraordinary Eptaconsors dividend from the 2002 result, the income from ordinary operations would attain a + 16.3%.

Net income totals **95.5 million** Euros, **15.6% higher** than the previous year.

Group ROE is 13% (11.1% as of 31.12.2002) and is calculated by dividing the net income for the fiscal year by average shareholders' equity, profits from contracts in progress excluded, and does not comprise the goodwill amortization. Should we include such amortization, the ROE would be equivalent to **10%**. It was 8.9% as of 31.12.2002. On this

[1] Includes dividends on shares

BANCA CR FIRENZE

matter, let us highlight that for the period 1.1.2002-31.12.2003, the consolidated net shareholder equity has increased by 68.7 million (+7.2%).

Cost/income, calculated by dividing the administrative costs and value adjustments over tangible and intangible assets with total income, excluding the recovery of expenses, remains more or less stable at **65.7%.**

In comparison to year 2002, **total deposits** from customers of the Group have marked a **net increase** of **5.9%**, attaining 27,837.7 million Euros. Both components are on the upward trend with direct deposits 7.7% higher (13,294.4 million) and indirect ones 4.2% higher (14,543.3 million).

Assets under management have grown significantly (**+7.9%**, equivalent to 8,843.1 million Euros). In detail, **Bancassurance** increased **23.1%**, with technical reserves equivalent to 2,190 million Euros, **discretionary accounts increased 20.5%** (equivalent to 2,347.4 million) and **Mutual Funds** decreased by 3.7%.

Customer loans totaled 13,101.4 million Euros, 7.1% higher than in 2002. Let us highlight the fact that **mortgage loans** continue their positive trend with a 13.6% increase.

Florence, March 22nd, 2004

Contacts: Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

GRUPPO
BANCA CR FIRENZE

CONSOLIDATED FINANCIAL STATEMENTS

(Euro million)

ASSETS	31 December 2003	31 December 2002
Cash on hand and with central banks and post offices	**123,590**	**128,192**
Italian government securities and similar securities eligible for refinancing with central banks	**181,285**	**304,311**
Amounts owing by banks	**1,146,480**	**1,182,942**
(a) sight	371,284	343,527
(b) other	775,196	839,415
Customer loans	**13,101,453**	**12,233,395**
including loans from third party funds under administration	493	804
Bonds and other debt securities	**1,638,189**	**1,546,828**
(a) of public issuers	1,132,440	1,224,949
(b) of banks	327,846	205,563
including own securities	39,892	34,834
(c) of financial institutions	77,768	51,631
(d) of other issuers	100,135	64,685
Shares and other equity securities	**37,116**	**44,035**
Partecipating interests other than in Group companies	**380,829**	**351,425**
(a) valued on equity method	96,435	103,629
(b) other	284,394	247,796
Partecipating interests in Group companies	**42,167**	**21,021**
(a) valued on equity method	40,465	19,140
(b) other	1,702	1,881
Goodwill arising on consolidation	**164,191**	**137,878**
Goodwil on equity-valued holdings	**165**	**213**
Intangible assets	**55,972**	**53,158**
including goodwill	10,558	0
Property and equipment	**291,574**	**334,920**
Own shares (nominal value 85.6)	**160**	**2,170**
Other assets	**1,274,792**	**1,181,176**
Accrued income and prepayments	**132,968**	**120,729**
(a) accrued income	91,041	88,136
(b) prepayments	41,927	32,593
including issue discounts on securities	1,729	440
TOTAL ASSETS	**18,570,931**	**17,642,393**

GRUPPO
BANCA CR FIRENZE

CONSOLIDATED FINANCIAL STATEMENTS

(Euro million)

LIABILITIES AND SHAREHOLDER'S EQUITY	31 December 2003	31 December 2002
Amounts owing to banks	**2,318,001**	**2,378,569**
(a) sight	356,762	506,530
(b) at maturity date or notice	1,961,239	1,872,039
Customer deposits	**8,212,536**	**7,783,533**
(a) sight	7,376,029	6,843,885
(b) at maturity date or notice	837	939,648
Debt securities issued	**4,045,362**	**3,814,165**
(a) bonds	3,632,281	3,323,869
(b) certificates of deposit	351,785	429,046
(c) other	61,296	61,250
Third-party funds in administration	**2,396**	**3,273**
Other liabilities	**1,121,172**	**1,117,898**
Accrued liabilities and deferred income	**116,148**	**111,742**
(a) accrued liabilities	86,044	86,397
(b) deferred income	30,104	25,345
Provision for staff termination pay	**153,001**	**146,679**
Provisions for risks and charges	**366,890**	**371,626**
(a) provisions for pensions and similar obligations	161,347	160,034
(b) tax provisions	137,838	135,542
(c) other provisions	67,705	76,050
Provisions for loan losses	**26,249**	**26,077**
Reserve for general banking risks	**65,615**	**65,615**
Subordinated debt	**1,034,190**	**739,190**
Negative differences arising on consolidation	**8**	**8**
Negative differences on equity-valued holdings	**601**	**538**
Minority interests	**150,641**	**168,752**
Share capital	**620,152**	**619,155**
Share premium	**375**	**0**
Reserves	**240,719**	**210,826**
(a) legal reserve	127,087	126,432
(b) reserve for own shares	160	2,170
(c) statutory reserves	23,202	20,652
(d) other reserves	90,270	61,572
Revaluation reserves	**1,412**	**2,163**
Net profit for the year	**95,463**	**82,584**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**18,570,931**	**17,642,393**

GRUPPO
BANCA CR FIRENZE

CONSOLIDATED FINANCIAL STATEMENTS

(Euro million)

CONSOLIDATED PROFIT AND LOSS ACCOUNT	31 December 2003	31 December 2002
Interest earned and similar income	**909,277**	**954,268**
including: on customer loans	831,709	851,307
on debt securities	49,316	69,717
Interest expense and similar charges	**-297,032**	**-365,851**
including: on customer deposits	-84,368	-114,013
on debt securities	-133,356	-150,669
Dividends and other income	**9,676**	**46,791**
(a) on shares and other equity securities	397	1,617
(b) on equity interests	9,279	45,174
Commissions earned	**319,892**	**288,083**
Commissions expense	**-71,538**	**-57,863**
Gain (losses) on financial transactions	**25,304**	**8,433**
Income from investments earmarked for pension funds and similar obligations	**8,607**	**4,867**
Other operating income	**127,942**	**123,927**
Administrative expenses	**-614,671**	**-593,817**
(a) staff costs	-378,669	-370,071
including: salaries and wages	-272,238	-269,318
social security contributions	-70,053	-65,310
staff severance pay	-22,545	-20,420
pensions and similar obligations	-6,472	-6,081
other personnel contributions	-7,361	-8,942
(b) other administrative expenses	-236,002	-223,746
Transfer out of income from investments earmarked for pension funds and similar obligations	**-8,607**	**-4,867**
Value adjustments to intangible assets and property and equipment	**-87,527**	**-86,232**
Provisions for risks and charges	**-12,966**	**-23,570**
Other operating expenses	**-28,998**	**-30,532**
Value adjustments to loans and provisions for guarantees and commitments	**-108,942**	**-96,851**
Value re-adjustments to loans and provisions for guarantees and commitments	**33,241**	**44,427**
Provisions for loan losses	**-16,135**	**-17,804**
Value adjustments to non-current financial assets	**-2,626**	**-3,378**
Value re-adjustments to non-current financial assets	**573**	**101**
Profit (Losses) of companies recorded on equity method	**14,979**	**15,011**
Profit (Losses) from ordinary activities	**200,449**	**205,143**
Exceptional income	**27,346**	**24,812**
Exceptional charges	**-16,123**	**-29,404**
Gain (loss) on exceptional items - net	**11,223**	**-4,592**
Income taxes for the year	**-102,576**	**-103,911**
Profit for the year pertaining to minority interests	**-13,633**	**-14,056**
NET PROFIT FOR THE YEAR	**95,463**	**82,584**

GRUPPO
BANCA CR FIRENZE

CONSOLIDATED FINANCIAL STATEMENTS
(Euro million)

RECLASSIFIED CONSOLIDATED PROFIT AND LOSS ACCOUNT	31 December 2003	31 December 2002	31 December 2002 pro forma	% Change 2003/2002	% Change 2003/2002 pro forma
Interest margin	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Dividends	9.3	46.8	45.2	-80.1%	-79.4%
Net commissions	248.4	230.2	230.2	7.9%	7.9%
Other operating income, net	98.9	93.4	93.4	5.9%	5.9%
[illegible]	25.7	10.0	10.0	157.0%	157.0%
[illegible]	15.0	13.4	15.0	11.9%	0.0%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Administrative expenses	-614.7	-593.8	-593.8	3.5%	3.5%
[illegible]	*-378.7*	*-370.1*	-370.1	2.3%	2.3%
[illegible]	*-236.0*	*-223.7*	-223.7	5.5%	5.5%
[illegible]	-61.3	-65.3	-65.3	-6.1%	-6.1%
Operating profit	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	-26.2	-20.9	-26.2	25.4%	0.0%
[illegible]	-106.8	-97.1	-97.1	10.0%	10.0%
Profit from ordinary activities	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Gain (losses) on exceptional items	11.2	-4.6	-4.6	n.s.	n.s.
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Income taxes for the year	-102.6	*-103.9*	*-103.9*	-1.3%	-1.3%
Net profit pertaining to minority interests	-13.6	-14.0	-13.3	-2.9%	2.3%
GOUP NET PROFIT FOR THE YEAR	95.5	82.6	78.0	15.6%	[illegible]

TOTAL FUNDING
(Euro million)

	31 December 2003	31 December 2002	% Var
Direct funding	**13,294.4**	**12,340.2**	**7.7%**
Indirect funding	**14,543.3**	**13,956.2**	**4.2%**
Assets under custody	5,700.2	5,758.0	-1.0%
Assets under management	8,843.1	8,198.2	7.9%
Discretionary accounts	2,347.4	1,948.4	20.5%
Mutual funds	4,305.7	4,471.1	-3.7%
Insurance products	2,190.0	1,778.7	23.1%
TOTAL FUNDING	27,837.7	26,296.4	5.9%

File Number 82-5126
Attachment: A4

BANCA CR FIRENZE
CASSA DI RISPARMIO DI FIRENZE SpA

Bank Registration n° 5120
Parent Company of *Gruppo Banca CR Firenze*
Bank Group Registration n° 6160.6
Registered Head Office, via Bufalini n. 6
Capital shares € 620.288.213,52 entirely paid
Company Registration Office in Florence, Fiscal n° & VAT n° 04385190485

Convocation Notice
Ordinary and Extraordinary Annual Shareholders Meeting

Our shareholders are invited to attend an ordinary and extraordinary Meeeting of Shareholders at Palazzo Incontri (Green Room), via de' Pucci, Florence, Italy, on **April 26th, 2004 at 11 a.m., in first session**, and, if necessary, in second session on May 10th, 2004 at the same time and place, to examine the proposal and vote on the following issues:

AGENDA

- Extraordinary meeting

1. Share capital increase, excluding any right of option, and subsequent amendment of Article 5 of the company by-laws;
2. Amendments of Articles 2, 6, 7, 9,12,15 and 19 of the company by-laws.

- Ordinary meeting

1. Annual Report of the Bank and Consolidated Annual Report for the year ending December 31th, 2003; Board of Directors' management report; Internal auditors' report; resolutions in connection to the above.
2. Authorization for the purchase and sal of the Bank's own shares.
3. Appointment of internal auditors (term expired).
4. Internal auditors' remuneration.
5. Resolutions pertaining to the Board of Directors' composition, in compliance with articles 2386 and 2390 of the Italian Civil Code.
6. Renewal of the civil responsability insurance for the Board of Directors'.

All shareholders, possessing the certification confirming their right to attend, issued by authorized financial representatives, in compliance with current regulations, may attend.

Shareholders or their representatives are kindly requested to send a copy of the admission certification by mail to : *Servizio Segreteria del Consiglio, Banca CR Firenze SpA, via Bufalini 6, Florence* or by fax to n° +39 055 2608215 for pre-registration purposes. The original admission certification will have to be submitted to the attendance registrar before entering the Shareholders' Meeting.

Certification checks and registration will begin at 9 a.m. at the place and date of the Shareholders' Meeting.

The meeting material and attachments to the agenda, as per current regulations, will be available for distribution at the bank headquarters and at the Borsa Italiana S.p.A.

For an extra fee, shareholders may obtain a copy of the meeting material, prior to April 26th, 2004.

The Chairman
(Aureliano Benedetti)

File Number 82-5126
Attachment: A5

BANCA CR FIRENZE

Press Release

2004 ANNUAL GENERAL MEETING

CHANGE OF DATE

Banca CR Firenze wishes to inform its Shareholders that the date of the Annual General Meeting has been changed to

APRIL 26TH, 2004

Among the issues on the agenda, the shareholders will be asked to vote on the proposals for the approval of the draft of the financial statement and the approval of the consolidated 2003 Annual Report.

Contacts: Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

File Number 82-5126
Attachment: A6

BANCA
CR FIRENZE

Press release

2003 RESULTS PRESENTED TO THE MARKET

Banca CR Firenze, during a presentation to analysts and investors held today at Palazzo Mezzanotte at the Italian Stock Exchange, explained its consolidated results for 2003 and updated its targets for 2004 and 2005.

In the year just ended, the Group undertook the sales network restructuring programme that was presented to the market last year, and which forms the basis of the relevant Industrial Plan. The project is now complete and the relevant commercial structures became operative at the end of September 2003.
Against expected growth of 3.2%, total costs recorded an increase of 2.6%, a result that was also made possible by containing reorganisation expenditure in the commercial sector. Net profit – 95.5 million euro, up by 15.6% (22.4% over twelve months[1]) – also benefited from good income performance, particularly with regard to service sales, which improved in all areas and ended the year up by 11.8%.

The consumer credit activity carried out by the subsidiary Findomestic Banca achieved notable results. The company ended 2003 with profits of 90.6 million euro, an increase of 45% on 2002. The major expansion in consumer credit contributed significantly to maintaining high overall Group profitability and consequently the possibility for investment and growth.

The most recent macroeconomic forecasts once more give a picture of an Italian financial system still not enjoying the best conditions, particularly with regard to trends in interest rates and, consequently, its characteristic activity, and with regard to the general economic situation. In this context, the targets for 2004 and 2005, which were set reasonably, must also be reasonably adjusted to the changing conditions, including the recent acquisition of a majority stake in the Cassa di Risparmio della Spezia.

The Ligurian bank, which will join the Group this year, has all the characteristics to integrate well with the existing structure. It is expected to improve its profitability, which will, moreover, be counterbalanced at consolidated level against the amortisation of goodwill linked to the new acquisition. For CR Spezia our goal is to gradually improve and in 2006 the 10% ROE mark should be approached. The cost/income ratio should amount to 63% (77.5% in 2003).

Overall, the Gruppo Banca CR Firenze is aiming for profit growth over the next two years; earnings per share should reach 0.086 euro in 2004 and increase to 0.104 euro in 2005. Attention will continue to be paid to costs, which in total are expected to increase by around 2.6%. It is worth noting that for the banking component of the Group, excluding Findomestic currently in the midst of great expansion, total costs should increase by less than 1%. The cost/income ratio is predicted to be around 65%.

Milan, 31 March 2004

[1] Compared on a proforma basis and net of the extraordinary Eptaconsors dividend distributed in 2002

Contacts: Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

CR Spezia - Targets


9.7%
15.5
1.9%
2.9
€ m
2003
2006
Net income
ROE


75.0%
63.0%
Cost/Income


Tax rate
76%
49%
2003
2006

- Total financial assets +7% CAGR (AUM +11%)
- Customers loans +12%

Gruppo BCRF - Cost breakdown update

	2002 PF	2005	Change - New CAGR	Change - Old CAGR	FINDOMESTIC Excluded - CAGR
TOTAL COSTS	722.4	780.0	+ 2.6%	+3.2 %	+0.8 %
Personnel expenses	407.8	428.0	+ 1.6%	+ 1.4 %	+ 0.5 %
Other costs	246.5	284.0	+ 4.8%	+ 5.7 %	+ 2.1 %
Depreciation	68.1	68.0	FLAT	+ 5.0 %	- 1.3 %

€ million

EPS and Cost/Income


EPS
0.14
0.03
0.088
0.097
0.115
0.104
0.076
0.084
0.085
2002
2003
2004
2005
Without CR Spezia
With CR Spezia*


Cost/Income
80%
50%
70.2%
67.6%
67.1%
67.0%
66.3%
65.1%
62.6%
2002
2003
2004
2005
New
Old

* EPS takes into account the capital increase connected to the acquisition

GRUPPO
BANCA CR FIRENZE

File Number 82-5126
Attachment: B1

2004 ANNUAL SHREHOLDER MEETING

Board of Directors' Report

- **Annual Report of the Bank and Consolidated Annual Report for the year ending December 31st, 2003,**
- ***Board of Directors' management report,***
- **Internal auditors' report;**
- **Resolutions in connection to the above**

The net income for the year 2003 is 90,5 million Euros.
Based on this figure, the Board of Directors shall propose the distribution of a ***0.052 Euro*** dividend per share.
The consolidated net income for the same year is 95,5 million Euros.

Board of Directors' Report and Auditors' Report on the share capital increase

Share capital increase, excluding any right of option, and subsequent amendment of Article 5 of the company by-laws

The share capital increase proposal is reserved solely to Fondazione Cassa di Risparmio della Spezia. The increase is executed with a purchase of 44,666,603 common shares at a unit price of Euro 1.79. The operation is bound to Banca CR Firenze's purchase of a majority number of shares of Cassa di Risparmio della Spezia SpA; Banca CR Firenze thus aims at strengthening its assets and pursuing an advanced, federative model of Group growth.

Board of Directors' Report on the company by-lows amendments

Amendment of the company by-laws in compliance with the new business laws regarding banking and issuers of shares of companies quoted on the stock market.

Proposals for amendments to the company by-laws will be put forth. The scope of the amendments is to comply with recently evolved regulations, to adjust to the modified stakeholder composition and to simplify, at various levels, the company's activities. The principal amendments are:

- the by-law provisions which state that the Chairman's and the Managing Director's appointments are subject to a Banca d'Italia waiver shall henceforth be cancelled;
- Article 7 of the by-laws, in compliance with the newly amended Art. 2370, Paragraph 2 of the Italian Civil Code, shall state it will be obligatory for all participants interested in attending the Shareholder Meeting to notify their decision to the intermediary where the shares are deposited at least two days prior to the meeting date;
- the power to pass certain resolutions, previously detained by Shareholders', shall be endowed upon the Board of Directors;
- the Board of Directors' obligations to report to the internal auditors shall be rephrased;
- the internal auditors' obligation to inform Banca d'Italia of any misdoing shall be explicitly written in the company by-laws.

Board of Directors' Report on the purchase and sales of the Bank's own shares

The current operating authorizations relative to the Bank's own shares shall be confirmed and the maximum possession number of 13 million shares remains.

File Number 82-5126
Attachment: B2

Communication Summary

Florence, April 9, 2004

On February 2, 2004, Mr. Carlo Sacchi, a member of the accounting department of *Cassa di Risparmio di Firenze*, sold 50,000 ordinary shares of *Cassa di Risparmio di Firenze* on the market for a price of €1.4649546 per share.

The total value of the sale is €73,247.73.